# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Brookfield Business Corp, CIK 0001654795
CUSIP: 113006100
Title of class of securities: Class A subordinate voting shares, no par value
Address of issuer's principal executive offices: 225 Liberty Street, 8th Floor, NEW YORK, New York (NY), 10281
Date of event which requires filing of this statement: 03/27/2026
Filed by CIK 0001001085
Persons authorized to receive notices and communications: Swati Mandava, Brookfield Corporation, Brookfield Place, 181 Bay Street, Suite 100, Toronto, Ontario Canada (A6), M5J 2T3, 416-363-9491

## Reporting persons
- BROOKFIELD CORPORATION (CIK 0001001085): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,749,301; sole dispositive power 0; shared dispositive power 142,749,301; aggregate amount beneficially owned 142,749,301 (69% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount for Brookfield Corporation ("BN") includes (i) 89,097,802 class A subordinate shares (the "Class A Shares") of Brookfield Business Corporation held by BPEG BN Holdings LP, Brookfield Private Equity Direct Investments Holdings LP, Brookfield Private Equity Partners LP, BNT BBU Holding LP, Brookfield Titan Holdings LP and BEP Holdings LP, each wholly-owned subsidiaries of BN and (ii) 53,651,499 Class A Shares held by wholly-owned subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to BN ("BNT").
  
  In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 207,007,465 as of March 27, 2026.
- BAM Partners Trust (CIK 0001861643): type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 142,749,301; sole dispositive power 0; shared dispositive power 142,749,301; aggregate amount beneficially owned 142,749,301 (69% of the class)
  Comment: In reference to Rows 8, 10 and 11 above, this amount includes 89,097,802 Class A Shares beneficially owned by BN and includes 53,651,499 Class A Shares held by wholly-owned subsidiaries of BNT.
  
  In reference to Row 13 above, percentage ownership is based on an aggregate number of outstanding Class A Shares of 207,007,465 as of March 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A subordinate voting shares, no par value
Name of issuer: Brookfield Business Corp
Address of issuer's principal executive offices: 225 Liberty Street, 8th Floor, NEW YORK, New York (NY), 10281
Comment: The class of equity securities to which this statement relates is the class A subordinate voting shares, no par value (the "Class A Shares"), of Brookfield Business Corporation (formerly 1559985 B.C. Ltd.), a corporation organized under the laws of British Columbia, Canada (the "Issuer" or "BBUC"), with principal executive offices at 225 Liberty Street, 8th Floor, New York, NY 10281.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by and on behalf of each of the following persons (each, a "Reporting Person" and collectively, the "Reporting Persons"):

(i) Brookfield Corporation ("BN"), a corporation formed under the laws of the Province of Ontario; and

(ii) BAM Partners Trust (the "BAM Partnership"), a trust formed under the laws of the Province of Ontario. The trustee of the BAM Partnership is BAM Class B Partners Inc., an Ontario corporation ("BAM Partners"). The BAM Partnership owns 85,120 class B limited voting shares of BN (the "BN Class B Shares") representing 100% of such shares. The BN Class B Shares entitle the holders thereof to appoint one-half of the board of directors of BN. BAM Partners is the trustee of the BAM Partnership, and the principal business address of BAM Partners and the BAM Partnership is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file this Schedule 13D jointly (the "Joint Filing Agreement") is attached hereto as Exhibit 99.1.
Residence or business address: The principal business address of each Reporting Person is Brookfield Place, 181 Bay Street, Suite 300, P.O. Box 762, Toronto, Ontario M5J 2T3, Canada.
Present principal occupation or employment: The principal business of BN is to operate as leading global investment firm focused on building long-term wealth for institutions and individuals around the world. BN has three core businesses: Asset Management, Wealth Solutions and its Operating Businesses which include infrastructure, renewable power, private equity, and real estate. The principal business of BAM Partnership is that of a holding company.
Criminal convictions in the last five years: During the last five years, none of Reporting Persons and, to their respective knowledge, none of the Scheduled Persons, has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which, he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(d) of this Schedule 13D is hereby incorporated herein by reference.
Citizenship: Schedules I to VI hereto set forth a list of all the directors and executive officers (the "Scheduled Persons"), and their respective principal occupations and addresses, of each Reporting Person.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
On March 27, 2026, the Issuer completed the previously announced plan of arrangement (the "Arrangement") pursuant to the Arrangement Agreement, dated November 6, 2025 (the "Arrangement Agreement"), among the Issuer, Brookfield Business Partners L.P. ("BBU"), and Brookfield Business Holdings Corporation (formerly Brookfield Business Corporation) ("BBHC"), pursuant to which, among other things, (i) all limited partnership units ("BBU Units") of BBU, all class A subordinate exchangeable voting shares (the "BBHC Class A Shares") of BBHC and all redemption-exchange units ("REUs") of Brookfield Business L.P. were exchanged for newly issued Class A Shares on a one-for-one basis, (ii) the special limited partnership units of Brookfield Business L.P., which were held by a subsidiary of Brookfield Asset Management Ltd., were exchanged for special non-voting incentive shares of the Issuer ("Special Shares") on a one-for-one basis, (iii) BN exchanged its share of Brookfield Business Partners Limited, the general partner of BBU, for class B multiple voting shares of the Issuer ("Class B Shares"), (iv) BBHC (formerly Brookfield Business Corporation) was renamed "Brookfield Business Holdings Corporation", (v) the Issuer was renamed "Brookfield Business Corporation", and (vi) the Class A Shares will be listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "BBUC" (the ticker symbol previously used for the BBHC Class A Shares). Following the Arrangement, BBU and BBHC became subsidiaries of the Issuer.

Following completion of the Arrangement, (i) BN and Brookfield Wealth Solutions Ltd. (a paired entity to BN) ("BNT"), and their respective subsidiaries own 142,749,301 Class A Shares, representing 69.0% of the issued and outstanding Class A Shares, and (ii) BN owns 4 Class B Shares, representing 100% of the issued and outstanding Class B Shares, and 4 Special Shares, representing 100% of the issued and outstanding Special Shares.

The authorized share capital of the Issuer consists of (i) an unlimited number of Class A Shares, (ii) an unlimited number of Class B Shares, (iii) an unlimited number of Special Shares and (iv) an unlimited number of Class A Preference Shares, issuable in series.

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 4.

BN from time to time purchases the publicly traded shares of its subsidiaries and affiliates when these are available on the market at an attractive price relative to their value. Brookfield may begin or cease buying securities at any time. Any additional purchases of securities may be in the open market or privately negotiated transactions or otherwise. Brookfield reserves the right to take actions to influence the management of the Issuer should it deem such actions appropriate. BN and its subsidiaries will hold their respective investments in the Issuer on a continuing basis and such holdings may be increased or decreased in the future.

Other than as described below or contemplated above, none of the Reporting Persons and, to the Reporting Persons' knowledge, the Scheduled Persons, has any current plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The aggregate number and percentage of Class A Shares held by the Reporting Persons to which this Schedule 13D relates is 142,749,301 Class A Shares, constituting approximately 69.0% of the Issuer's currently outstanding Class A Shares. The percentage of Class A Shares of the Issuer is based on an aggregate number of Class A Shares of 207,007,465 outstanding as of March 27, 2026.

(i) BN

(a) As of March 27, 2026, BN may be deemed the beneficial owner of 142,749,301* Class A Shares, constituting a percentage of approximately 69.0%.

(b) Sole voting power to vote or direct vote: 0 Class A Shares
Shared voting power to vote or direct vote: 142,749,301* Class A Shares
Sole power to dispose or direct the disposition: 0 Class A Shares
Shared power to dispose or direct the disposition: 142,749,301* Class A Shares

* Includes 89,097,802 Class A Shares held by BPEG BN Holdings LP, Brookfield Private Equity Direct Investments Holdings LP, Brookfield Private Equity Partners LP, BNT BBU Holding LP, Brookfield Titan Holdings LP and BEP Holdings LP, each wholly-owned subsidiaries of BN and 53,651,499 Class A Shares held by wholly-owned subsidiaries of Brookfield Wealth Solutions Ltd., a paired entity to BN ("BNT").

(ii) The BAM Partnership

(a) As of March 27, 2026, the BAM Partnership may be deemed the beneficial owner of 142,749,301* Class A Shares, constituting a percentage of approximately 69.0%.

(b) Sole voting power to vote or direct vote: 0 Class A Shares
Shared voting power to vote or direct vote: 142,749,301* Class A Shares
Sole power to dispose or direct the disposition: 0 Class A Shares
Shared power to dispose or direct the disposition: 142,749,301* Class A Shares

* This amount includes 89,097,802 Class A Shares beneficially owned by BN and includes 53,651,499 Class A Shares held by wholly-owned subsidiaries of BNT.
Number of shares as to which each person has sole or shared power to vote or dispose: The information set forth in Item 5(a) of this Schedule 13D is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days: Other than the transactions described in Item 3 herein, there have been no transactions by the Reporting Persons in the Class A Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 3, 4 and 5 hereof is hereby incorporated by reference into this Item 6.

Upon completion of the Arrangement, BN and BBUC entered into a registration rights agreement (the "Registration Rights Agreement") pursuant to which BBUC agreed that, upon the request of BN, it will file one or more registration statements to register for sale under the United States Securities Act of 1933, as amended, or one or more prospectuses to qualify the distribution in Canada of, any Class A Shares held by BN, any subsidiary of BN or any direct or indirect transferee of BN (the "Demanding Holder"). Under the Registration Rights Agreement, BBUC is not required to file a registration statement or a prospectus unless the Demanding Holder requests that Class A Shares having a value of at least US$50,000,000 be registered or qualified. In the Registration Rights Agreement, BBUC has agreed to pay all fees and expenses incidental to any such registration and sales, except for any underwriting discounts, commissions or fees attributable to the sale of the Class A Shares to be sold which will be borne by the Demanding Holder, and will indemnify the Demanding Holder for material misstatements or omissions in the registration statement and/or prospectus.

Upon completion of the Arrangement, BN and BNT, a paired entity to BN, entered into a voting agreement on March 27, 2026 (the "Voting Agreement") whereby they have agreed that all decisions to be made with respect to the voting of the Class A Shares held by subsidiaries of BNT will be made jointly by mutual agreement of the applicable BNT subsidiary and BN, other than with respect to any Class A Shares subject to any financing arrangements between the applicable BNT subsidiary and wholly-owned subsidiaries of BN.

The foregoing summaries of the Registration Rights Agreement and Voting Agreement in this Item 6 do not purport to be complete and, as such, are qualified in their entirety by the Registration Rights Agreement and the Voting Agreement set forth in Exhibits 99.2 and 99.3, respectfully hereto and incorporated in this Item 6 by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Joint Filing Agreement

Exhibit 99.2 Registration Rights Agreement (incorporated by reference to Exhibit 99.10 to the Issuer's Form 6-K furnished on March 27, 2026)

Exhibit 99.3 Voting Agreement

Exhibit 99.4 Schedule I and II

## Signatures
- BROOKFIELD CORPORATION: /s/ Swati Mandava, Swati Mandava, Managing Director, Legal and Regulatory (03/30/2026)
- BAM Partners Trust: /s/ Kathy Sarpash, Kathy Sarpash, Secretary, BAM CLASS B PARTNERS INC., trustee to BAM PARTNERS TRUST (03/30/2026)